

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2019

Craig Tooman
President and Chief Executive Officer
Aratana Therapeutics, Inc.
11400 Tomahawk Creek Parkway
Suite 340
Leawood, Kansas 66211

> **Re: Aratana Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed March 14, 2018 and Amended April 27, 2018**
> **File No. 001-35952**

Dear Mr. Tooman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance